Cellular Concrete Technologies
                  Space Age Technology for an Age Old Industry

April 22, 2014

Mr. Russell Mancuso, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:            Cellular Concrete Technologies, Inc.
Amendment No. 6 to Form 8-K
Filed March 4, 2014
Form 10-Q for Quarterly Period Ended December 31, 2013
Filed February 14, 2014
File No. 000-54612

Dear Mr. Mancuso:
Thank you for your comment letter dated March 14, 2014.  The following is Cellular Concrete Technologies, Inc.'s (the "Company" or "we") response to your comments.
General
1.
We have been advised that Anton and Chia LLP are no longer serving as the company's registered public accountants. Please tell us who you have retained to replace Anton & Chia LLP. Please also file the Item 4.01 Form 8-K required by Item 304(a)(1) of Regulation S-K for the change in accountants as soon as practicable.

Response:
Since October 31, 2013, the Company's  registered independent public accounting firm has been Vavrinek, Trine, Day & Co., LLP. The Company has filed the requisite Form 8-K to disclose in Item 4.01 the change in registered independent public accounting firms.
2.
We note your disclosure in your Form 10-Q filed February 14, 2014 that you had "no activities and did not engage in any transactions for the three months ending December 31, 2013" and that you had no revenues for the nine months ended December 31, 2013. It is unclear how this disclosure is consistent with information on your website. Please confirm to us that (1) your present filings accurately reflect your business and (2) your future filings will accurately reflect your business.

Response:
We confirm that: (1) our present filings accurately reflect our business; and (2) that our future filings will accurately reflect our business.  We also agree with the Staff's telephonic comments made to our legal counsel concerning the website www.cellularconcretetechnologies.com that certain information, which was associated with our limited liability company, appeared to relate to the Company, the Registrant.  We undertook steps to revise the website, and at the present time the revision to the website is in progress.

Form 10-Q for Quarterly Period Ended December 31, 2013
Item 4T. Controls and Procedures, page 16
3.
We note your disclosure indicates that there were no changes in your internal controls over financial reporting that occurred during the fiscal quarter ended September 30, 2013 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please advise us whether there were any changes in the period ended December 31, 2013.

Response:
We have filed Amendment No. 2 to our Form 10-Q for the period ending December 31, 2013 to correct this error.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s Paul Falco
Paul Falco
Chief Executive Officer and Chairman

100 Pacifica Suite 130, Irvine, CA 92618 · 877-828-1954 · www.cellularconcretetechnologies.com